UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ASM International N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N07045102

(CUSIP Number)

Steven P. Emerick

QUARLES & BRADY LLP

Renaissance One

Two N. Central Avenue

Phoenix, Arizona 85004

(602) 229-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N07045102

1.	Names of Reporting Persons. Arthur H. del Prado, individually and as trustee for Stichting Administratiekantoor ASM International, a trust controlled by Arthur H. del Prado
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 11,476,878 Common Shares (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 11,476,878 Common Shares (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,476,878 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 7,692,039 Common Shares held by Stichting Administratiekantoor ASM International, a trust controlled by the Reporting Person and in respect of which the Reporting Person has both voting and dispositive control.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed by Arthur H. del Prado, the Reporting person to reflect Mr. del Prado’s retirement as CEO of the Issuer. Mr. del Prado filed the original Schedule 13D on May 8, 2006 (the “Original 13D”).

Item 2.	Identity and Background

(a) The name of the Reporting Person filing this statement is Arthur H. del Prado, individually and as trustee for Stichting Administratiekantoor ASM International, a trust over which Arthur H. del Prado exercises sole dispositive and voting control.

(b) The business address of the Reporting Person is Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands.

(c) The Reporting Person is an investor.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Netherlands.

Item 5.	Interest in Securities of the Issuer

(a) As of October 24, 2008, the Reporting Person beneficially owns 11,476,878 (22.2%) of the issued and outstanding Common Shares. This amount includes 7,692,039 Common Shares held by Stichting Administratiekantoor ASM International, a trust controlled by the Reporting Person and in respect of which the Reporting Person has both voting and dispositive control.

(b) The Reporting Person has the sole power to vote and dispose of the 11,476,878 Common Shares that he owns beneficially.

(c) No transactions in Common Shares of the Issuer have been effected during the past 60 days by the Reporting Person.

(d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2008	By:	/s/Arthur H. del Prado
Date		Arthur H. del Prado, individually and as trustee of Stichting Administratiekantoor ASM International